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[JEFFERSON PILOT FINANCIAL LOGO]
JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
Service Office:  One Granite Place, P.O. Box 515, Concord, New Hampshire
                 03302-0515

                         ACCIDENTAL DEATH BENEFIT RIDER

EFFECTIVE DATE -

The Rider is a part of the policy to which it is attached. It takes effect on the Policy date unless a later Effective Date is shown above. A Rider Year is the twelve month period measured from the Policy Date or such later Effective Date as shown. Each twelve month period thereafter makes up the next Rider Year. "We", "Us" or "Our" means Jefferson Pilot Financial Insurance Company; "You" and "Your" means the Owner of the policy; and "Insured means the person named on Page 3 of the policy.

CONSIDERATION - In return for the payment of the monthly deductions and receipt of an application for the Rider, We will provide the benefit described in the Rider.

BENEFIT - We will pay to the Beneficiary, subject to the provisions of the policy, the Accidental Death Benefit upon receipt of due proof of both of the following:

(1)  The death of the Insured occurred while the Rider was in force; and
(2) The death of the Insured occurred as a result of bodily injuries effected solely and independently of all other causes through accidental means.

The ADB Benefit Amount is shown on Page 3 of the policy.

RISKS NOT ASSUMED - The Accidental Death Benefit will not be paid if:

(1)  The Insured dies more than 90 days after the accident causing death;
(2)  The death of the Insured is caused by suicide, while sane or insane.
(3) The death of the Insured results from travel or flight in or descent from any kind of aircraft, unless:
     (a)  The Insured was a fare paying passenger on a commercial airline; and
     (b) The flight was a regularly scheduled flight between definitely established airports.
(4) The death of the Insured results, directly or indirectly, from any war declared or undeclared, any act of war, or any hostile action by a foreign power.
(5) The death of the Insured results from committing or attempting to commit a felony.
(6) The death of the Insured is caused or contributed to, directly or indirectly, by:
     (a)  Disease or bodily or mental infirmity, or
     (b) Infection other than a pyogenic infection which occurs through and with an accidental cut or wound.
(7) The death of the Insured is caused by the voluntary taking, inhaling or absorbing of any drug (unless taken as prescribed by a physician), poison, gas or fumes.
(8) The death of the Insured results directly or indirectly from medical or surgical treatment, unless such treatment is necessitated by an injury covered in the Rider.

RIGHT OF EXAMINATION - We will have the right and opportunity to examine the body of the Insured and to make an autopsy unless prohibited by law.

MONTHLY DEDUCTION - The monthly deduction for the Rider is as shown in the ADB Table of Cost of Insurance Rates Per $1,000 of ADB Benefit Amount. The rate is based on the rating class and Attained Age of the Insured.

TERMINATION - The Rider will cease as soon as one of the following occurs:

(1) The monthly deduction for the Rider remains unpaid at the end of the Grace Period;
(2)  The policy is surrendered or otherwise terminated;
(3)  The Attained Age 70 of the Insured;
(4)  Upon Your written request.


/s/ David Stonecipher                                   /s/ Robert A. Reed
Chief Executive Officer                                 Secretary


THIS SPECIMEN POLICY REPRESENTS THE GENERIC LANGUAGE OF THE POLICY CONTRACT, INCLUDING RIDERS. POLICY LANGUAGE, FEATURES, AND AVAILABILITY MAY VARY BY STATE. PLEASE BE SURE TO CHECK PRODUCT AND RIDER AVAILABILITY IN THE STATE YOU ARE SOLICITING. AGENTS SHOULD REFER TO THE PRODUCTS SECTION ON JPF NET.